Wealthfront Brokerage Corporation

Statement of Financial Condition and Related Footnotes

July 31, 2017

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT

FORM X-17A-5
PART III
FACING PAGE

SEC FILE NUMBER
8-68534

Information required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **08/01/16** (mm/dd/yy) AND ENDING **07/31/17** (mm/dd/yy)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Wealthfront Brokerage Corporation**

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

900 Middlefield Road, Suite 2
(No. and Street)

Redwood City	**California**	**94063**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Tammy Cao **(650) 249-4258**
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP
(Name – if individual, state last, first, middle name)

725 South Figueroa Street	**Los Angeles**	**California**	**90017**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2).*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, **Jamie Coffey**, affirm that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **Wealthfront Brokerage Corporation**, as of **July 31, 2017**, are true and correct. I further affirm that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE



_____
Signature

President & Chief Operating Officer
Title



Notary Public

This report** contains (check all applicable boxes):

- ☑ (a) Facing page
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Cash Flows.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirement Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (o) Independent Auditor's Report on Internal Accounting Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)*

*See attached for notary - JW

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of California
County of San Mateo

Subscribed and sworn to (or affirmed) before me on this ___11___
day of _October_____, 20_17_, by _Jamie Coffey_____
_____,
proved to me on the basis of satisfactory evidence to be the person(s) who appeared before me.



JESSE ANDREW WILLIAMS
COMM. # 2161329
NOTARY PUBLIC • CALIFORNIA
SANTA CLARA COUNTY
MY COMM. EXP. JULY 29, 2020

(Seal)

Signature___Jesse W Williams___

Table of Contents

Report of Independent Registered Public Accounting Firm   1

Statement of Financial Condition   2

Notes to Financial Statements   3-7



Ernst & Young LLP
Suite 500
725 South Figueroa Street
Los Angeles, CA 90017-5418

Tel: +1 213 977 3200
Fax: +1 213 977 3152
ey.com

Building a better working world

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholder
Wealthfront Brokerage Corporation

We have audited the accompanying statement of financial condition of Wealthfront Brokerage Corporation (the "Company") as of July 31, 2017. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of the Company at July 31, 2017, in conformity with U.S. generally accepted accounting principles.

Ernst & Young

October 11, 2017

Wealthfront Brokerage Corporation

Statement of Financial Condition

As of July 31, 2017

Assets

Cash and cash equivalents	$	4,222,263
Cash segregated under Federal and other regulations		3,823,734
Due from customers		11,050,758
Receivable from clearing broker		771,392
Deposits and other receivables with clearing organization		600,803
Other receivables		52,514
Restricted cash		610,000
Securities owned, marketable		5,464
Receivable from affiliate		840,117
Prepaid expenses		13,592
Total Assets	$	21,990,637

Liabilities and Stockholder's Equity

Accounts payable and accrued expenses	$	711,552
Payable to clearing broker		10,793,590
Payable to customers		2,784,721
Total Liabilities	$	14,289,863
Stockholder's Equity		
Common stock ($1 stated value; 100 shares authorized; 100 shares issued and outstanding)		100
Additional paid in capital		8,370,000
Accumulated deficit		(669,326)
Total Stockholder's Equity		7,700,774
Total Liabilities and Stockholder's Equity	$	21,990,637

See accompanying notes to the financial statement

1. **Organization**

   Wealthfront Brokerage Corporation (the "Company") is a Delaware registered corporation and is a wholly owned subsidiary of Wealthfront, Inc. (the "Parent"). The Company operates as a registered broker-dealer licensed by the U.S. Securities and Exchange Commission and is a member of the Financial Industry Regulatory Authority ("FINRA").

   The Company is an omnibus clearing and carrying broker providing services solely for the customers of its Parent. The Company is licensed in 50 states, District of Columbia and the U.S. Virgin Islands.

   The Company conducts business on an omnibus clearing basis and clears through RBC Correspondent Services ("RBC"), a division of RBC Capital Markets, LLC, in an omnibus arrangement. In addition, the Company acts as a distributor of funds for its Parent's 529 College Plan program, a private purpose trust fund of the State of Nevada, for which Ascensus Broker Dealer Services, Inc. serves as the Program Manager and Bank of New York Mellon Corporation serves as the custody agent.

2. **Significant Accounting Policies**

   Cash and Cash Equivalents
   The Company considers all demand deposits held in banks and certain highly liquid investments with original maturities of three months or less, other than those held for sale in the ordinary course of business, to be cash equivalents. The Company maintains its cash balances at various financial institutions. These balances are insured by the Federal Deposit Insurance Corporation and subjected to certain limitations.

   Restricted Cash
   Restricted cash consists of $600,000 invested in a bank certificate of deposit with a 30-day maturity earning interest on a monthly basis and $10,000 held on deposit to facilitate investments at Bank of New York Mellon as of July 31, 2017.

   Deposits and Other Receivables with Clearing Organization
   The Company maintains a $100,000 clearing deposit with its clearing broker, RBC Correspondent Services and a $500,000 clearing deposit with its previous clearing broker, Apex Clearing Corporation. The clearing deposits are required of the Company by the clearing broker to cover any obligations that may arise from the Company. Such clearing deposits are typically retained by the clearing firm for the duration of the clearing agreement and are generally returned to the corresponding firm, as long as the correspondent firm does not have obligations to the clearing firm that cannot otherwise satisfy, within a short period after termination of a clearing arrangement.

   Use of Estimates
   The preparation of financial statements in accordance with Accounting Principles Generally Accepted in the United States of America (US GAAP) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Management's estimates are based on historical experiences and other factors, including expectations of future events that management believes to be reasonable under the circumstances: however, due to the inherent uncertainties in making estimates, actual results could differ from those estimates and may have an impact on future periods.

2. Significant Accounting Policies (continued)

Fair Value of Financial Instruments

Unless otherwise indicated, the fair values of all reported assets and liabilities that represent financial instruments approximate the carrying values of such amounts.

Income Taxes

The Company's results are included in the consolidated federal income tax return and the combined California franchise tax return for the Parent. The Company records income taxes as if the Company were to file a separate stand-alone tax return for federal and state income tax purposes.

Deferred income taxes are recognized for differences between the basis of assets and liabilities for financial statement and income tax purposes. The deferred tax assets and liabilities represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled.

The Company is required to assess the likelihood that deferred tax assets will be realized using more-likely-than-not criteria. To the extent these criteria are not met, the Company is required to establish a valuation allowance against the deferred tax assets. Valuation allowances are established to reduce the deferred tax assets to the amount that more likely than not will be realized.

Cash Segregated Under Federal and Other Regulations

The Company is required by SEC regulations to separate cash to satisfy the Customer Protection Rule 15c3-3 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). The Company maintains records of credits payable to customers. Credits payable to customers are segregated in a special reserve bank account for the benefit of customers.

Margin Lending Operations

The Company offers its margin lending product to eligible customers collateralized by their respective security and cash holdings. Margin lending is subject to the margin rules of the Board of Governors of the Federal Reserve System (the "Federal Reserve"), the margin requirements of FINRA and the Company's internal policies. Under the margin rules of the Federal Reserve, the customer is obligated to maintain net equity to 25% of the value of securities in the account. However, the Company currently requires the customer to maintain net equity greater than or equal to 30% of the fair value of the securities in the account. Margin loans of $10,790,536 as of July 31, 2017, are included in "due from customers" in the statement of financial condition. At July 31, 2017, the Company had one customer that accounted for 18% of the margin loans.

Margin Risk

By permitting customers to receive loans on margin, the Company is subject to risks inherent in extending credit. Especially during periods of rapidly declining markets in which the value of the collateral held by the Company could fall below the amount of the customer's indebtedness. Sharp changes in market values of substantial amounts of securities and the failure by its clearing partner for the borrowing transactions to honor their commitments could have an adverse effect on the Company's revenue and profitability. In the event a customer fails to satisfy its obligations, the Company may be required to sell financial instruments at prevailing market prices in order to fulfill the customer's obligations. The Company monitors required margin levels daily, and pursuant to such guidelines, requires customers to deposit additional collateral or reduce margin loans, when necessary. Management is responsible for supervising the risks associated with extending credit and monitors the customers' margin positions to identify customer accounts that may need additional collateral or liquidation. Management believes it is unlikely the Company will have to make any material payments under these arrangements.

3. **Fair Value Measurements**

    ASC 820 establishes a framework for measuring fair value and expands disclosures about fair value measurements in financial statements. The fair value of an asset is considered to be the price at which the asset could be sold in an orderly transaction between unrelated knowledgeable and willing parties. A liability's fair value is defined as the amount that would be paid to transfer the liability to a new obligor, rather than the amount that would be paid to settle the liability with the creditor. Assets and liabilities recorded at fair value are measured using a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value. These tiers are:

    - Level 1 – Observable inputs that reflect quoted prices in active markets
    - Level 2 – Inputs other than quoted prices in active markets that are either directly or indirectly observable
    - Level 3 – Unobservable inputs for which little or no market data exists, therefore requiring the Company to develop its own assumptions

    The investment's fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

    The following is a description of the valuation methodologies used for investments measured at fair value:

    Common stock: Common stock is valued at the closing price as of period-end.

    The following table sets forth by level, within the fair value hierarchy, the Company's securities owned at fair value as of July 31, 2017.

	Assets at Fair Value as of July 31, 2017					
	Level 1		Level 2		Level 3	
Common stock	$	5,464	$	–	$	–
Total	**$**	**5,464**	**$**	**–**	**$**	**–**

4. **Lease Commitments**

    The Company leases office space from its Parent on a month-to-month basis.

5. **Net Capital Requirements**

The Company is subject to the SEC's uniform net capital rule (Rule 15c3-1) which requires the Company to maintain a minimum net capital equal to or greater than $250,000 and a ratio of aggregate indebtedness to net capital not exceeding 15 to 1, both as defined. The Company utilizes the alternative method in determining its excess net capital. At July 31, 2017, the Company's net capital was $5,666,234 which exceeded the requirement by $5,416,234.

6. **Income Taxes**

The income tax expense for the year ended July 31, 2017 consisted of:

Current:		
Federal	$	–
State		800
Total current	$	**800**
Deferred:		
Federal	$	–
State		–
Total deferred		–
Income tax provision	$	**800**

Significant components of the Company's deferred tax balances as of July 31, 2017 are as follows:

Deferred income tax asset:		
Federal and state net operating loss carryforwards	$	266,005
Valuation allowance		(266,005)
Net deferred income tax asset	$	–

Management believes that it is more likely than not that the Company will not realize their deferred tax based on the weight of available evidence, which includes our historical operating performance and the reported cumulative net losses in prior years. We continue to provide a full valuation allowance against our deferred tax asset. The valuation allowance has decreased from prior year by $36,234.

As of July 31, 2017, the Company has federal net operating loss carryforwards of $625,530 and state net operating loss carryforwards of $619,335, which will expire at various dates from 2030 through 2033. The amount due to Parent at July 31, 2017 was $800. The Company prepares a stand alone tax provision under the separate return method, therefore NOL carry forwards of the Parent may be allocated in the combined unitary tax return.

The Company does not have uncertain tax positions in accordance with ASC 740 and therefore does not recognize interest and penalties. The Company is no longer subject to federal tax examinations by tax authorities for years before 2012 and state tax examinations by tax authorities for years before 2011.

7. Related-Party Transactions

The Company has an expense sharing agreement with its Parent. The agreement requires that certain direct and indirect expenses be allocated to the Company and recorded on a monthly basis. Direct expenses consist of salary costs based on a percentage of Parent employee time dedicated to Company activities. Indirect expenses include rent, insurance, communications, and office supplies based on a pre-agreed amount outlined in the expense sharing agreement.

In addition to the expense sharing agreement, the Company has a brokerage services agreement with its Parent which requires the Parent to pay the Company for brokerage services equal to 102% of the allocated and actual costs incurred by the Company in the normal course of operations, adjusted for any revenues recorded related to order flow and credit interest rebates and net margin interest income from customer margin loans. As a result of the expense sharing and brokerage services agreement, the Company has a receivable from Parent of $840,117 as of July 31, 2017. The Company's results of operations and financial position could differ from those that would have been obtained if these entities were unrelated.

The Company has a revolving line of credit with its Parent. The agreement enables the Company to borrow monies from its Parent in the form of a promissory note to satisfy its reserve requirement. The loans are all short term in nature, bear no interest, are not permanent and not considered capital in accordance with regulatory requirements and repaid to the Parent based on short term cash flow availability. As of July 31, 2017, the Company had no outstanding loans owed to the Parent.

While WBC is currently a profitable entity with net capital of $5.7 million, the profits of WBC are generated through the Brokerage Services Agreement with the Parent and margin interest income from margin loans provided to clients of the Parent. Therefore, the viability of WBC cannot be evaluated without an evaluation of the ability of the Parent to remain a going concern. The Parent has operated at a net loss since inception, and will continue to operate at a net loss for the foreseeable future. The Parent has a history of successfully raising venture capital, including two rounds totaling $100 million raised in 2014, and is in the process of raising additional capital. Based on an evaluation of the current funding process and the commitment of certain investors to provide capital to meet the operating and regulatory needs of the business, as well as certain actions available to the management of the Parent to reduce the funding requirements of the business, if necessary, it is probable that WBC will be able to continue its operations for the twelve months following the availability of its financial statements.

8. Financial Instruments with Off-Balance-Sheet Credit Risk

As a securities broker, the Company executes transactions with and on the behalf of customers. The Company clears these transactions with its clearing firm on an omnibus basis.

In the normal course of business, the Company's customer activities involve the execution of securities transactions and settlement by its clearing broker. The agreement between the Company and its clearing broker provides that the Company is obligated to assume any exposure related to nonperformance by its customers. These activities may expose the Company to off-balance-sheet risk in the event the customer is unable to fulfill its contracted obligations. In the event the customer fails to satisfy its obligations, the Company may be required to purchase or sell financial instruments at the prevailing market price in order to fulfill the customer's obligation.

The Company seeks to control off-the-balance-sheet credit risk by monitoring its customer transaction and reviewing information it receives from its clearing broker on a daily basis and reserving for doubtful accounts when necessary.

9. Subsequent Events

The Company has evaluated subsequent events through October 11, 2017, the date which the financial statement was available to be issued.